ATCO
GROUP

Corporate Office

09045204

Telephone: (403) 292-7970
Fax: (403) 292-7623
e-mail: karen.sharp@atco.com

SUPPL

SEC
Mail Processing
Section
JAN 16 2009
Washington, DC
101

January 8, 2009

Securities and Exchange Commission
Judiciary Plaza
450 - 5 Street NW
Washington, DC 20549

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed January 7, 2009 for symbol CU
- Corporation's Form 1, filed January 7, 2009 for symbol CU.X
- Corporation's Form 1, filed January 7, 2009 for symbol CU.PR.A
- Corporation's Form 1, filed January 7, 2009 for symbol CU.PR.B

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Karen Sharp

Karen Sharp, Senior Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

PROCESSED
JAN 29 2009
THOMSON REUTERS

1/27

Encl.

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU
Reporting Period:	12/01/2008 - 12/31/2008

Summary

Issued & Outstanding Opening Balance :	83,468,894	As at :	12/01/2008
	Effect on Issued & Outstanding Securities		
Stock Option Plan	2,700		
Other Issuances and Cancellations	54,100		
Issued & Outstanding Closing Balance :	83,525,694		

Stock Option Plan

Stock Options Outstanding Opening Balance: **1,238,250** As at : 12/01/2008

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
12/31/2008	N		2,700		

Filer's comment

TSX Reserved = 4,208,250 TSX Available = 2,972,700

Totals		0	2,700	0	0

Stock Options Outstanding Closing Balance: **1,235,550** As at : 12/31/2008

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
12/31/2008	Conversion (General)	54,100
Totals		54,100

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	01/07/2009
Last Updated:	01/07/2009

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.X
Reporting Period:	12/01/2008 - 12/31/2008

Summary

Issued & Outstanding Opening Balance :	42,041,226	As at :	12/01/2008
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	-54,100		
Issued & Outstanding Closing Balance :	41,987,126		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
12/31/2008	Conversion (General)	-54,100
Totals		-54,100

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	01/07/2009
Last Updated:	01/07/2009

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.A
Reporting Period:	12/01/2008 - 12/31/2008

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	12/01/2008
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	01/07/2009
Last Updated:	01/07/2009

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.B
Reporting Period:	12/01/2008 - 12/31/2008

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	12/01/2008
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	01/07/2009
Last Updated:	01/07/2009

END